Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements

For the six months ended

June 30, 2024

(In United States Dollars)

enCore Energy Corp. Condensed Interim Consolidated Statements of Financial Position Unaudited – Prepared by Management
As at June 30, 2024 and December 31, 2023 (In USD unless otherwise noted)

	Note	June 30, 2024 $	December 31, 2023 $
Assets
Current assets
Cash		55,749,522	7,493,424
Receivables and prepaid expenses		7,358,733	931,170
Marketable securities	4	16,025,150	16,886,052
Inventory	3	34,031,931	9,077
		113,165,336	25,319,723
Non-current assets
Intangible assets		493,946	513,721
Property, plant, and equipment	5	17,863,010	14,969,860
Marketable securities	4	1,258,207	3,046,787
Mineral properties	7	256,954,190	267,209,138
Mining properties	8	27,477,266	5,301,820
Reclamation deposits	7	-	88,500
Right-of-use asset		407,237	443,645
Restricted cash		7,705,047	7,679,859
Total assets		425,324,239	324,573,053

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		3,122,044	3,576,194
Uranium loan liability	6	20,734,442	-
Due to related parties	11	104,737	2,520,594
Lease liability - current		193,244	177,641
		24,154,467	6,274,429
Non-current liabilities
Asset retirement obligations	9	11,113,413	10,827,806
Convertible promissory note	10	-	19,239,167
Lease liability - non-current		243,648	295,147
Total liabilities		35,511,528	36,636,549

Shareholders’ equity
Share capital	10	388,477,140	328,246,303
Equity portion of convertible promissory note	10	-	3,813,266
Contributed surplus	10	23,674,853	19,185,942
Accumulated other comprehensive income		2,920,098	7,944,347
Equity reserves		20,447,042	-
Non-controlling interests		39,021,965	-
Accumulated deficit		(84,728,387)	(71,253,354)
Total shareholders’ equity		389,812,711	287,936,504
Total liabilities and shareholders’ equity		425,324,239	324,573,053

Nature of operations and going concern	1
Events after the reporting period	16

Approved on behalf of the Board of Directors on August 14, 2024:

“William M. Sheriff”	Director	“William B. Harris”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss Unaudited – Prepared by Management

(In USD unless otherwise noted)

		Three months ended		Six months ended
	Note	June 30, 2024 $	June 30, 2023 $	June 30, 2024 $	June 30, 2023 $
Revenue		5,319,563	-	35,714,263	-
Cost of goods sold		8,322,298	-	36,374,585	-
Gross Profit		(3,002,735)	-	(660,322)	-
Expenses
Accretion	9,10	298,251	736,224	661,650	1,233,717
Amortization and depreciation	5,6,7	532,474	443,398	1,050,123	650,578
Depletion	8	(1,581,474)	-	-	-
General administrative costs	11	2,444,816	1,358,430	4,351,578	2,513,355
Professional fees	11	996,361	1,435,708	2,548,645	3,548,756
Promotion and shareholder communication		191,557	73,967	646,724	145,900
Travel		119,439	73,379	287,707	217,055
Transfer agent and filing fees		142,921	348,623	305,645	586,387
Staff costs	11	2,003,067	1,400,155	3,936,591	3,841,339
Stock option expense	10,11	1,211,662	1,143,656	2,321,950	2,010,139
Loss from operations		(9,361,809)	(7,013,540)	(16,770,935)	(14,747,226)

Foreign exchange gain (loss)		1,591,561	(882,750)	4,255,028	(886,691)
Gain on divestment of mineral properties	7	-	2,056,638	24,240	2,080,878
Gain on sale of uranium investment		-	858,500	-	1,959,000
Loss on disposal of assets		-	-	(18,028)	-
Interest expense		(452,430)	(1,200,000)	(858,997)	(1,800,000)
Interest income		908,754	7,984	1,324,020	328,259
Realized gain on marketable securities	4	136	-	249,746	-
Unrealized loss on marketable securities	4	(1,395,512)	(1,344,596)	(2,210,856)	(1,926,317)
Net loss for the period before taxes and non controlling interest		(8,709,300)	(7,517,764)	(14,005,782)	(14,992,097)
less: net loss for the period attributable to: Non controlling interest shareholders		(453,950)	-	(530,993)	-
Net loss for the period attributable to: Shareholders of enCore Energy Corp		(8,255,350)	(7,517,764)	(13,474,789)	(14,992,097)

Currency translation adjustment of subsidiaries		(1,369,076)	527,479	(5,024,495)	1,196,959
Comprehensive loss for the period attributable to: Shareholders of enCore Energy Corp		(9,624,426)	(6,990,285)	(18,499,284)	(13,795,138)

Loss per share
Weighted average number of common shares outstanding
- basic #		178,362,028	135,282,066	178,362,028	135,282,066
- diluted #		178,362,028	135,282,066	178,362,028	135,282,066

Basic and diluted loss per share $		(0.05)	(0.06)	(0.08)	(0.11)
Diluted loss per share $		(0.05)	(0.06)	(0.08)	(0.11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp. Condensed Interim Consolidated Statements of Cash Flows Unaudited

(In USD unless otherwise noted)

	Note	June 30, 2024 $	June 30, 2023 $
Operating activities
Net loss for the period		(14,005,782)	(14,992,097)
Accretion	7,11,12	661,650	1,233,717
Amortization and depreciation	5,6,7	1,050,121	650,578
Cost of sales - Depletion		630,044	-
Foreign exchange (gain) loss		(4,255,028)	886,691
Stock option expense	12,13	2,321,950	2,010,139
Interest income		-	(328,259)
Gain on divestment of mineral properties	4,7	(24,240)	(2,056,638)
Gain on marketable securities - realized	4	(249,746)	-
Loss on marketable securities - unrealized	4	2,210,856	1,926,317
Gain on sale of uranium	3	-	(1,959,000)
Changes in non-cash working capital items:
Receivables		(5,361,497)	(293,700)
Prepaids and deposits		(1,083,373)	-
Raw materials		(4,854)	-
Uranium inventory		(32,348,632)	-
Deposit - uranium investment	3	-	2,000,000
Restricted cash		(25,377)	46,974,479
Uranium loan		20,734,442	-
Cash payment for asset retirement obligation		(295,193)	(161,193)
Accounts payable and accrued liabilities		(741,257)	(25,375)
Due to related parties	13	(2,332,515)	(346,557)
		(33,118,431)	35,519,102

Investing activities
Acquisition of property, plant, and equipment	6	(3,766,350)	(4,213,821)
Mineral property expenditures	9	(13,741,829)	(4,478,260)
Proceeds from divestment of mineral properties	9	-	24,240
Proceeds from sale of minority interest in subsidiary	10	60,000,000	-
Contributed surplus		3,874,200	-
Proceeds from sale of marketable securities, net	4	44,251	-
Asset acquisition		-	(54,556,796)
Interest income received		1,324,020	328,259
		47,734,292	(60,937,378)

Financing activities
Private placement proceeds	12	9,955,318	25,599,809
Share issue costs	12	(50,206)	(3,443,400)
Proceeds from the At -the-Market (ATM) sales	12	2,008,261	297,778
Proceeds from exercise of warrants	12	22,051,294	232,236
Proceeds from exercise of stock options	12	1,441,296	305,303
Lease payments	7	(107,955)	(79,338)
		35,298,008	22,912,388

Effect of foreign exchange on cash		(1,657,771)	518,842
Change in cash		48,256,098	(1,987,046)
Cash, beginning of year		7,493,424	2,512,012
Cash, end of period		55,749,522	524,966

Supplemental cash flow information	15

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp. Condensed Interim Consolidated Statements of Shareholders’ Equity Unaudited

(In USD unless otherwise noted)

	Number of shares #	Share capital $	Share subscriptions received $	Convertible promissory note (equity portion) $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Accumulated Deficit $	Non- controlling interest $	Total shareholders’ equity $
January 1, 2023	108,940,051	190,610,250	51,558,624	-	16,218,518	5,530,224	(48,867,377)	-	215,050,239

Private placement	10,615,650	25,599,809	-	-	-	-	-	-	25,599,809
Conversion of subscriptions to shares	23,277,000	51,814,944	(51,814,944)	-	-	-	-	-	-
Share issuance costs	-	(6,518,403)	-	-	1,417,167	-	-	-	(5,101,236)
Shares issued for exercise of warrants	162,708	232,236	-	-	-	-	-	-	232,236
Shares issued for exercise of stock options	338,280	917,568	-	-	(612,265)	-	-	-	305,303
Shares issued for ATM	130,101	297,778	-	-	-	-	-	-	297,778
Stock option expense	-	-	-	-	2,010,139	-	-	-	2,010,139
Equity portion of convertible promissory note	-	-	-	3,813,266	-	-	-	-	3,813,266
Conversion of convertible promissory note to shares	-	-	-	-	-	-	-	-	-

Fair value of replacement options for Alta Mesa acquisition (Note 9)	-	-	-	-	81,414	-	-	-	81,414
Cumulative translation adjustment	-	-	256,320	-	-	1,196,959	-	-	1,453,279
Loss for the period	-	-	-	-	-	-	(14,992,097)	-	(14,992,097)
June 30, 2023	143,463,790	262,954,182	-	3,813,266	19,114,973	6,727,183	(63,859,474)	-	228,750,130

January 1, 2024	165,133,798	328,246,303	-	3,813,266	19,185,942	7,944,347	(71,253,354)	-	287,936,504
Private placement	2,564,102	9,955,318	-	-	-	-	-	-	9,955,318
Cash contributions	-	-	-	-	-	-	-	3,874,200	3,874,200
Share issuance costs	-	(50,206)	-	-	-	-	-	-	(50,206)
Shares issued for exercise of warrants	7,467,735	22,270,297	-	-	(219,003)	-	-	-	22,051,294
Shares issued for exercise of stock options	1,936,867	2,929,532	-	-	(1,488,236)	-	-	-	1,441,296
Shares issued for ATM	495,765	2,008,261	-	-	-	-	-	-	2,008,261
Stock option expense	-	-	-	-	2,321,950	-	-	-	2,321,950
Equity Reserves	-	-	-	-	-	-	-	20,447,042	20,447,042
Conversion of convertible promissory note to shares	6,872,143	23,117,637	-	(3,813,266)	-	-	-	-	19,304,371
Non controlling interest	-	-	-	-	-	-	-	39,021,965	39,021,965
Cumulative translation adjustment	-	-	-	-	-	(5,024,495)	-	-	(5,024,495)
Loss for the period	-	-	-	-	-	-	(14,005,782)	530,993	(13,474,789)
June 30, 2024	184,470,410	388,477,142	-	-	19,800,653	2,919,852	(85,259,136)	63,874,200	389,812,711

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

1.	Nature of operations and going concern

enCore Energy Corp. was incorporated under the Laws of British Columbia, Canada. enCore Energy Corp., together with its subsidiaries (collectively referred to as the “Company” or “enCore”), is principally engaged in the acquisition, exploration, and development of uranium resource properties in the United States. The Company’s corporate headquarters is located at 101 N Shoreline, Suite 560, Corpus Christi, TX 78401. In Q1 2024, the Company’s Rosita project transitioned to production. On February 26, 2024, the Company completed a sale of a 30% interest in the Company’s Alta Mesa project to Boss Energy Limited (“Boss Energy’). The Company’s common shares trade on the TSX Venture Exchange and directly on a U.S. Exchange under the symbol “EU”.

These condensed interim consolidated financial statements (the “financial statements”) have been prepared on the going concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due, under the historical cost convention except for certain financial instruments that are measured at fair value, as detailed in the Company’s accounting policies.

Geopolitical uncertainty

Geopolitical uncertainty driven by the Russian invasion of Ukraine has led many governments and utility providers to re-examine supply chains and procurement strategies reliant on nuclear fuel supplies coming out of, or through, Russia. Sanctions, restrictions, and an inability to obtain insurance on cargo have contributed to transportation and other supply chain disruptions between producers and suppliers. As a result of this and coupled with multiple years of declining uranium production globally, uranium market fundamentals are shifting from an inventory driven market to one more driven by production. The Prohibiting Russian Uranium Imports Act (H.R. 1042) will go into effect 90 days after being signed by President Joe Biden on May 13, 2024 and allows for temporary waivers under certain circumstances. However, any waiver must terminate by January 1, 2028, and the ban remains in effect until December 31, 2040.

2.	Material accounting policy information

Basis of preparation

These financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), using the same accounting policies as detailed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2023, except as stated below, and do not include all the information required for full annual financial statements in accordance with IFRS.

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented unless otherwise stated.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. Those areas involving a higher degree of judgment and complexity or areas where assumptions and estimates are significant to the consolidated financial statements are discussed below.

These financial statements were approved for issuance by the Board of Directors on August 14, 2024.

Revenue recognition

The Company supplies uranium concentrates to its customer. Revenue is measured based on the consideration specified in a contract with a customer less fees related to the sale.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

2.	Material accounting policy information (continued)

The Company recognizes revenue when it transfers control, as described below, over a good or service to a customer. Customers do not have the right to return products, except in limited circumstances. The Company’s sales arrangements with its customers are pursuant to enforceable contracts that indicate the nature and timing of satisfaction of performance obligations, including significant payment terms, where payment is usually due within 30 days. Each delivery is considered a separate performance obligation under the contract.

In a uranium supply arrangement, the Company is contractually obligated to provide uranium concentrates to its customers. Company-owned uranium is delivered to conversion facilities (Converters). When uranium is delivered to Converters, the Converter will credit the Company’s account for the volume of accepted uranium. Based on delivery terms in the sales contract with its customer, the Company instructs the Converter to transfer title of a contractually specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, control has been transferred and enCore recognizes revenue for the uranium supply.

Inventory

Inventories are uranium concentrates, and converted products including chemicals and are measured at the lower of cost and net realizable value. The cost of inventories is based on the first in first out (FIFO) method. Cost includes direct materials, direct labor, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Consumable supplies and spares are valued at the lower of cost or replacement value.

Non-controlling interest

The Company applies the requirements of IFRS in accounting for non-controlling interests. A non-controlling interest represents the portion of equity in a subsidiary not attributable, directly or indirectly, to the parent company. The non-controlling interest represented in the financial statements includes the 30% interest Boss obtained in the Alta Mesa JV on February 26, 2024. The initial recognition of the interest was determined by calculating 30% of the total net assets, and the excess contribution was recorded under equity reserves. The subsequent recognition of the non-controlling interest is 30% of the net income of the Alta Mesa entity.

Basis of measurement

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. All dollar amounts presented are in United States Dollars (“U.S. Dollars”) unless otherwise specified. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Consolidation

These financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when an investor has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a Company’s share capital. All significant intercompany transactions and balances have been eliminated.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

2.	Material accounting policy information (continued)

The Company has a 70% interest in a Joint Venture (JV) with Boss Energy Limited (Boss). Under the JV agreement, the Company retained control both before and after Boss acquired their interest. As such, the Company will continue to consolidate the operations of the JV with an offsetting non-controlling interest being recorded on sub-consolidation.

These consolidated financial statements include the financial statements of the Company and its significant subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
Tigris Uranium US Corp.	Nevada, USA	100%	Mineral Exploration
Metamin Enterprises US Inc.	Nevada, USA	100%	Mineral Exploration
URI, Inc.	Delaware, USA	100%	Uranium Producer
Neutron Energy, Inc. [3]	Nevada, USA	N/A	Mineral Exploration
Uranco, Inc.	Delaware, USA	100%	Mineral Exploration
Uranium Resources, Inc. [2]	Delaware, USA	N/A	Mineral Exploration
HRI-Churchrock, Inc.	Delaware, USA	100%	Mineral Exploration
Hydro Restoration Corp. [1]	Delaware, USA	N/A	Mineral Exploration
Belt Line Resources, Inc.[1]	Texas, USA	N/A	Mineral Exploration
enCore Energy US Corp.	Nevada, USA	100%	Holding Company
Azarga Uranium Corp.	British Columbia, CA	100%	Mineral Exploration
Powertech (USA) Inc.	South Dakota, USA	100%	Mineral Exploration
URZ Energy Corp.	British Columbia, CA	100%	Mineral Exploration
Ucolo Exploration Corp.	Utah, USA	100%	Mineral Exploration
JV Alta Mesa LLC	Delaware, USA	70%	Uranium Producer
enCore Alta Mesa LLC	Texas, USA	70%	Uranium Producer
Leoncito Plant, LLC	Texas, USA	70%	Uranium Producer
Leoncito Restoration, LLC	Texas, USA	70%	Uranium Producer
Leoncito Project, LLC	Texas, USA	70%	Uranium Producer
Azarga Resources Limited	British Virgin Islands	100%	Mineral Exploration
Azarga Resources (Hong Kong) Ltd.	Hong Kong	100%	Mineral Exploration
Azarga Resources USA Company	Colorado, USA	100%	Mineral Exploration
Azarga Resources Canada Ltd.	British Columbia, CA	100%	Mineral Exploration

[1]	Hydro Restoration Corp. and Belt Line Resources, Inc. were divested in April 2023 (Note 4,7).

[2]	Uranium Resources, Inc. was dissolved in 2023.

[3]	Neutron Energy, Inc. was divested in July 2023 (Note 4,7).

New standards and interpretations not yet adopted

In April 2024 the International Accounting Standards Board (IASB) issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The Company has not yet determined the impact of this standard on its disclosures.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

2.	Material accounting policy information (continued)

Newly adopted standards and interpretations

Effective for annual reporting periods beginning on or after January 1, 2024, the Company adopted the following amendments:

Presentation of financial statements pertaining to liabilities (IAS 1) – the amendment requires an entity to have the right to defer settlement of a liability for at least 12 months after the reporting period to be classified as non-current.

Disclosure of accounting policies (Amendment to IAS 7) – the amendment requires that an entity provides additional disclosures about its supplier finance arrangements relative to the Statement of Cash Flows within the liquidity risk disclosure.

Disclosure of information about international taxes (IAS 12) – the amendment introduces a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes and related disclosures.

The adoption of these amendments did not have a material impact on the results of its operations and financial position.

3.	Inventory

Purchased uranium is categorized in Level 1 of the fair value hierarchy as of December 31, 2023 and categorized as inventory as at June 30, 2024.

As at June 30, 2024, the Company held 335,000 pounds of purchased uranium and 60,189 pounds of produced uranium inventory. Costs of inventory consisted of the following:

Total
Balance, December 31, 2023	$

Chemicals used in production	104,881
Purchased uranium	29,937,500
Uranium from production	3,989,550
Balance, June 30, 2024	34,031,931

4.	Marketable securities

Premier American Uranium Inc.

On June 27, 2024 American Future Fuels (AMPS) was acquired by Premier American Uranium Inc. (PUR) in an arrangement whereby PUR has acquired all of the outstanding shares of AMPS. Pursuant to the Arrangement, AMPS shareholders received 0.170 of a common share of PUR. The Company disposed of 11,308,250 shares of AMPS and received 1,922,403 shares of PUR as a result of this transaction. As at June 30, 2024, the Company held 1,922,403 shares of PUR. All of the shares held are free trading (the “Trading Shares”) or will become free trading within the next 12 months. These shares have been classified as a current asset on the consolidated statements of financial position, due to the Company’s ability to liquidate those shareholdings within the next 12 months. These shares are carried at a fair value of $2,670,391 (December 31, 2023 - $2,265,794).

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

4.	Marketable securities (continued)

Nuclear Fuels Inc.

In April 2023, the Company divested Belt Line Resources Inc and Hydro Restoration Corp to Nuclear Fuels Inc (“NFI”) pursuant to a Share Purchase Agreement whereby the Company received consideration in the form of 8,566,975 common shares (19.9% of the total shareholding in NFI) with a market value of $0.33 per share. The Company exercised significant judgement in the assessment of the interest in NFI specifically when considering the level of decision-making authority, the Company could exercise over NFI and concluded that NFI is an equity investment recorded and measured at fair value through profit and loss (FVTPL).

During the year ended December 31, 2023, NFI was acquired by Uravan Minerals Inc., who renamed themselves Nuclear Fuels Inc. As a result of this transaction the Company received 696,825 additional shares related to a contractual top up right for a total aggregate ownership of 9,327,800 shares (19.9% of the total shareholding in NFI). The cost base of the Company’s shareholdings of NFI is $2,802,030.

In January 2024, the Company purchased an additional 1,716,260 units of NFI at a price of C$0.60 per unit. Each unit is comprised of 1 common share and one half of a warrant. This investment maintained the Company’s ownership level at 19.9%. The fair value of the NFI warrants at June 30, 2024 is $116,668 (December 31, 2023 - nil).

As at June 30, 2024, 6,846,550 of the shares held in NFI are free trading or will become free trading within the next 12 months. These shares have been classified as a current asset on the consolidated statements of financial position, due to the Company’s ability to liquidate those shareholdings within the next 12 months. As at June 30, 2024, 4,197,510 of the shares have been classified as a non-current asset on the consolidated statements of financial position, due to the Company’s inability to liquidate those shareholdings within the next 12 months. The fair value of the 11,044,060 NFI shares at June 30, 2024 is $3,310,468 (December 31, 2023 - $5,077,980).

Anfield Energy Inc.

In July 2023, the Company divested of Neutron Energy Inc. to Anfield Energy Inc. (“Anfield”) pursuant to a Share Purchase Agreement whereby the Company received consideration of C$5,000,000 and 185,000,000 common shares (19.56% of the total shareholding in Anfield). During the six months ended June 30, 2024, the Company sold 15,000,000 of the shares for gross proceeds of C$1,097,950. The remaining shares were classified as a current asset on the consolidated statements of financial position, due to the Company’s ability to liquidate those shareholdings within the next 12 months. These shares are carried at a fair value of $11,185,830 (December 31, 2023 - $12,589,065).

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

4.	Marketable securities (continued)

In accordance with the Company’s accounting policy, each of these common shares is classified as FVTPL, with gains/losses being recognized to the consolidated statements of loss and comprehensive loss.

The following table summarizes the fair value of the Company’s marketable securities at June 30, 2024:

		Marketable Securities		Warrants
	Volume	Current $	Non-current $	Current $	Total $
Balance, December 31, 2022	11,388,250	3,162,361	784,831	-	3,947,192

Additions	194,247,800	7,022,600	2,792,500	-	9,815,100
Reclass from non-current to current	-	787,559	(787,559)	-	-
Change in fair value	-	5,732,355	185,480	-	5,917,835
Foreign exchange translation	-	181,177	71,535	-	252,712
Balance, December 31, 2023	205,636,050	16,886,052	3,046,787	-	19,932,839

Additions	3,638,663	758,312	-	-	758,312
Disposals	(26,308,250)	(552,300)	-	-	(552,300)
Reclass from non-current to current	-	741,851	(741,851)	-	-
Change in fair value	-	(1,370,145)	(958,225)	117,514	(2,210,856)
Foreign exchange translation	-	(555,288)	(88,504)	(846)	(644,638)
Balance, June 30, 2024	182,966,463	15,908,482	1,258,207	116,668	17,283,357

The realized gain on marketable securities for the six months ended June 30, 2024 was $249,746 (six months ended June 30, 2023 – nil). The unrealized loss on marketable securities for the six months ended June 30, 2024 was $2,210,856 (six months ended June 30, 2023 – $1,926,317).

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

5.	Property, plant, and equipment

In February 2023, through its asset acquisition of Alta Mesa, the Company acquired a variety of property, plant, and equipment assets (Note 8).

In May 2023, the Company acquired proprietary Prompt Fission Neutron (“PFN”) technology and equipment in the amount of $3,100,000 included within “Other property and equipment”. The PFN is amortized over its expected useful economic life of 10 years.

	Uranium plants $	Other property and equipment $	Furniture $	Buildings $	Software $	Total $
Balance, December 31, 2023	10,405,924	4,119,189	84,297	353,055	7,395	14,969,860
Additions	2,773,521	609,570	-	382,737	-	3,765,828
Disposals
Depreciation	(352,569)	(474,510)	(17,166)	(19,386)	(7,202)	(870,833)
Currency translation adjustment	-	(744)	(908)	-	(193)	(1,845)
Balance, June 30, 2024	12,826,876	4,253,505	66,223	716,406	-	17,863,010

6.	Asset acquisition and disposition

Alta Mesa acquisition

On February 14, 2023, the Company acquired the Alta Mesa in-Situ Recovery uranium project (“Alta Mesa”).The aggregate amount of the total consideration was $120,574,541.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

6.	Asset acquisition and disposition (continued)

The transaction did not qualify as a business combination according to the definition in IFRS 3 Business Combinations. It has been accounted for as an asset acquisition with the purchase price allocated based on the estimated fair value of the assets and liabilities summarized as follows:

Consideration	Amount $
Cash	60,000,000
Convertible promissory note	60,000,000
Fair value of replacement options	81,414
Transaction costs	493,127
Total consideration value	120,574,541

Net assets acquired	Amount $
Prepaids	42,374
Property, plant, and equipment	6,111,000
Mineral properties	120,196,484
Asset retirement obligations	(5,488,969)
Accounts payable and accrued liabilities	(286,348)
Total net assets acquired	120,574,541

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

6.	Asset acquisition and disposition (continued)

The value of the replacement options has been derived using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes option pricing model are as follows:

Weighted Average	February 14, 2023
Exercise Price	$3.10
Share price	$3.20
Discount Rate	3.39%
Expected life (years)	5.00
Volatility	99.48%
Fair value of replacement options (CAD per option):	$2.43

The fair value of the Replacement Options is based on the issuance of 44,681 options with a fair value of $81,414 (C$108,636).

Alta Mesa joint venture

On December 5, 2023, the Company entered into a Master Transaction Agreement (the “MT Agreement”) with Boss Energy Limited (“Boss Energy”), a public company domiciled in Australia. Pursuant to the MT Agreement, Boss Energy was assigned the right to acquire a 30% interest in the Alta Mesa assets.

On February 26, 2024, pursuant to the terms of a MT Agreement, Boss Energy acquired a 30% equity interest in a new limited liability company (the “JV Company”) that was formed to hold the Alta Mesa project, in exchange for a payment of $60 million. The enCore holds 70% equity in the JV Company.

Upon closing of the Transaction, the parties entered into a joint venture agreement (the “JV Agreement”) which will govern the JV Company. Pursuant to the JV Agreement, enCore will act as manager of the JV Company and will be entitled to a management fee.

Concurrently with the establishment of the JV Company, the parties entered into a uranium loan agreement providing for up to 200,000 pounds of uranium to be lent by Boss Energy to the Company. The loan will bear interest of 9% and be repayable in 12 months in cash or uranium at the election of Boss Energy. After 6 months, the Company can elect to pay off the loan plus $200,000. At June 30, 2024, the Company recorded a deemed value of $20,108,000 for the borrowed uranium along with $626,442 of associated interest.

Boss Energy also acquired 2,564,102 common shares of the Company issued from treasury at a price of $3.90 per share for total proceeds to the Company of $10 million.

Finally, the parties also entered into a strategic collaboration agreement for the collaboration and research to develop the Company’s PFN technology, to be financed equally by each party.

The terms of the JV Agreement and the disposal of a 30% interest in the JV Co. support that control was retained both before and after Boss Energy acquired their interest, and that joint control is not present. As such, Company will continue to consolidate the operations of the JV Co. with an offsetting non-controlling interest being recorded.

The table below is a summary of the accounting for recognition of the initial Non-Controlling Interest on Boss Energy acquiring 30% interest in the JV Company.

Boss Initial Non-controlling Interest	February 26, 2024 $
Cash	60,000,000
Equity Reserves	(20,447,042)
Non-controlling interest	(39,552,958)

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

6.	Asset acquisition and disposition (continued)

The table below summarizes the balance of Non-controlling interest at June 30, 2024

Boss Non-controlling Interest	June 30, 2024 $
Initial Non-controlling Interest	(39,552,958)
Net loss for the period attributable to: Non controlling interest	530,993
Non-controliing interest	(39,021,965)

7.	Mineral Properties

	Arizona $	Colorado $	New Mexico $	South Dakota $	Texas $	Utah $	Wyoming $	Total $
Balance, December 31, 2022	775,754	578,243	4,905,348	86,220,848	9,144,069	1,840,362	41,754,462	145,219,086
Exploration costs:
Drilling	-	-	-	-	7,300	-	-	7,300
Acquisition, maintenance and lease fees	99,415	4,544	49,370	312,927	121,414,182	49,910	296,298	122,226,646
Consulting	141	4,566	138	4,742	96,937	552	38,511	145,587
Personnel	-	8,069	-	174,850	426,773	-	75,317	685,009
Impairment	-	-	-	-	(1,537,168)	(658)	-	(1,537,826)
Divestment:
Divestment of mineral interest	(358,969)	-	(2,433,353)	-	-	-	(376,039)	(3,168,361)
Assets held for sale	358,969	-	-	-	-	-	369,913	728,882
Project development costs:
Construction of wellfields	-	-	-	-	1,060,260	-	-	1,060,260
Drilling	-	-	-	-	5,898,856	-	-	5,898,856
Personnel	-	-	-	-	1,245,519	-	-	1,245,519
Reclassification
Reclassification to Mining properties	-	-	-	-	(5,301,820)	-	-	(5,301,820)
Balance, December 31, 2023	875,310	595,422	2,521,503	86,713,367	132,454,908	1,890,166	42,158,462	267,209,138
Exploration costs:
Drilling	-	-	-	-	-	-	-	-
Acquisition, maintenance and lease fees	-	-	-	221,796	6,352,283	7,249	148,183	6,729,964
Consulting		12,604	-	36,764	30,689	65	24,684	104,806
Personnel	-	12,595	-	101,918	141,795	-	94,140	350,448
Project development costs:	-	-	-	-	-	-	-	-
Construction of wellfields	-	-	-	-	5,440,226	-	-	5,440,226
Personnel	-	-	-	-	1,503,516	-	-	1,503,516
Reclassification to Mining properties	-	-	-	-	(24,383,908)	-	-	(24,383,908)
Balance, June 30, 2024	875,763	620,621	2,521,503	87,073,845	121,539,509	1,897,480	42,425,469	256,954,190

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

7.	Mineral Properties (continued)

Arizona

The Company owns or controls several Arizona State mineral leases and unpatented federal lode mining claims covering acreage in northern Arizona strip district.

At June 30, 2024, the Company held cash bonds for $nil (December 31, 2023 - $85,500) with the Bureau of Land Management. In February, 2024, the bond was released and funds have been returned to the Company.

New Mexico

On July 20, 2023, the Company divested its subsidiary Neutron Energy, Inc, including its holding of the Marquez-Juan Tafoya Uranium Project to Anfield Energy, Inc. Pursuant to a Share Purchase Agreement, the Company received cash consideration of $3,796,000 and 500,000,000 shares of Anfield with a fair value of $7,022,600. (Note 4). The net book value of the subsidiary was $2,433,353 at the transaction date, transaction costs of $423,387 were incurred and $32,826 in currency exchange effect was recognized resulting in a gain on divestment of subsidiary of $7,994,688.

Nose Rock

The Nose Rock Project is located in McKinley County, New Mexico.

Treeline

The Treeline project is located in McKinley and Cibola Counties, Grants Uranium District, New Mexico.

McKinley, Crownpoint and Hosta Butte

The Company owns a 100% interest in the McKinley properties and a 60 - 100% interest in the adjacent Crownpoint and Hosta Butte properties, all of which are located in McKinley County, New Mexico. The Company holds a 60% interest in a portion of a certain section at Crownpoint. The Company owns a 100% interest in the rest of the Crownpoint and Hosta Butte project area, subject to a 3% gross profit royalty on uranium produced.

West Largo

The West Largo Project is near the Grants Mineral Belt in McKinley County, New Mexico.

Other New Mexico Properties

The Company holds mineral properties in an area located primarily in McKinley County in northwestern New Mexico.

Under the agreement, Ambrosia retained the right to acquire the uranium mineral rights associated with the property by quit claim deed to be furnished by the Company. In 2023, the Company received an additional payment of $24,240 to extend the option through January 14, 2024 which was recorded on the Company’s consolidated statements of loss and comprehensive loss. In January 2024, Ambrosia exercised its final option to complete the purchase of these rights and the Company received an additional payment of $24,240.

Related to a 2021 agreement, Wildcat Solar Power Plant, LLC exercised its option to acquire rights to certain mineral interests in September 2023. $16,000 was received in consideration. The asset having no net book value at the transaction date, resulted in a gain on disposal of the mineral interests of $16,000 recorded on the Company’s consolidated statement of comprehensive loss.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

7.	Mineral Properties (continued)

Texas

Rosita

The Rosita Project is located in Duval County, Texas on land owned by the Company.

At December 31, 2023, in accordance with its material accounting policy for mineral properties, the Company assessed its Rosita South Extension mineral property assets for impairment and found that the asset at a carrying value of $6,757,297 and a recoverable value of $5,301,822, resulting in an impairment charge of $1,455,475 on the Company’s consolidation statement of loss and comprehensive loss. Subsequent to recording impairment, the asset was reclassified as a Mining property asset (Note 8).

Alta Mesa Project

The Alta Mesa Project is located in Brooks County, Texas.

In February 2024, the Company completed several transactions under a master transaction agreement with an unrelated company Boss Energy Ltd. The completion of this transaction resulted in the Company holding a 70% interest in the project while also remaining as the project manager. Boss Energy Ltd. holds a 30% interest in the project (Note 8).

At June 30, 2024, in accordance with its material accounting policy for mineral properties, the Company assessed its Alta Mesa mineral property assets for impairment and found that the asset had carrying value of $133,271,835 and a recoverable value of $140,749,713 and concluded that the asset was not impaired. The asset was reclassified as a Mining property asset (Note 8) at June 30, 2024.

8.	Mining properties

As noted in Note 7, in December 2023 and June 2024, the Company reclassified its Rosita Extension mineral property and part of its Alta Mesa mineral property to producing mining property.

Significant judgment was used to determine the recoverable value in use of the Rosita Extension and Alta Mesa assets. Recoverability is dependent upon assumptions and judgments in pricing for future uranium sales, costs of production, and mineral reserves. Other assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins. A 10% change in these assumptions could impact the potential impairment of this asset.

The mining property’s balance at June 30, 2024 and December 31, 2023 consists of:

	Alta Mesa $	Rosita Extension $	Total $
Balance, December 31, 2022	-	-	-
Reclassification from mineral properties	-	5,301,820	5,301,820
Depletion	-	-	-
Balance, December 31, 2023	-	5,301,820	5,301,820
Reclassification from mineral properties	24,383,908	-	24,383,908
Depletion	-	(2,208,462)	(2,208,462)
Balance, June 30, 2024	24,383,908	3,093,358	27,477,266

9.	Asset retirement obligations

The Company is obligated by various federal and state mining laws and regulations which require the Company to reclaim surface areas and restore underground water quality for certain assets in Texas, Wyoming, Utah and Colorado. These projects must be returned to the pre-existing or background average quality after completion of mining.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

9.	Asset retirement obligations (continued)

The Company updates these reclamation provisions based on cash flow estimates, and changes in regulatory requirements and settlements annually. The Company used an inflation factor of 2.5% per year and a discount rate of 11% in estimating the present value of its future cash flows.

The asset retirement obligations balance by project is as follows:

	June 30, 2024 $	December 31, 2023 $
Kingsville	2,576,609	2,458,564
Rosita	1,454,731	1,485,560
Vasquez	43,145	40,896
Alta Mesa	6,771,121	6,574,980
Centennial	168,806	168,806
Gas Hills	63,000	63,000
Ticaboo	36,000	36,000
Asset retirement obligations	11,113,412	10,827,806

The asset retirement obligations continuity summary is as follows:

Asset retirement obligation	$
Balance, December 31, 2022	4,752,352
Additions (Note 6)	5,488,969
Accretion	1,099,119
Settlement	(291,449)
Change in estimates	(221,185)
Balance, December 31, 2023	10,827,806
Accretion	580,800
Settlement	(295,193)
Balance, June 30, 2024	11,113,413

10.	Share capital

The authorized share capital of the Company consists of an unlimited number of common and preferred shares without par value.

During the six months ended June 30, 2024, the Company issued:

i)	2,564,102 units to Boss Energy Limited. for a private placement at a price of $3.90 per unit for gross proceeds of $9,955,318.

ii)	6,872,143 common shares were issued to extinguish the convertible note with a carrying value of $23,117,637

iii)	7,467,735 common shares were issued on the exercise of warrants, for gross proceeds of $22,051,295.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

10.	Share capital (continued)

iv)	1,936,867 common shares were issued on the exercise of stock options, for gross proceeds of $2,929,532. In connection with the stock options exercised, the Company reclassified $1,488,236 from contributed surplus to share capital.

v)	In June 2023 the Company filed a Canadian short form base shelf prospectus of $140 million and U.S. registration statement on Form F-10. The Company also filed a prospectus supplement, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $70.0 million. The sale of common shares is to be made through “at-the-market distributions” (“ATM”), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on a U.S. Exchange. At June 30, 2024, 495,765 common shares were sold in accordance with the Company’s ATM program for gross proceeds of $2,008,261.

During the year ended December 31, 2023, the Company issued:

i)	10,615,650 units for a public offering at a price of C$3.25 per unit for gross proceeds of $25,561,689 (C$34,500,863). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of C$4.05 for a period of three years. The Company paid commissions of $1,504,047 (C$2,030,012) and other cash issuance costs of $391,939 (C$529,000).

ii)	23,277,000 subscription receipts issued December 6, 2022 at a price of C$3.00 per Subscription Receipts were converted into units for gross proceeds of $51,737,788 (C$69,831,000). Each unit is comprised of one common share of enCore and one share purchase warrant. Each warrant entitles the holder to purchase one additional share at a price of C$3.75 for a period of three years. The Company paid commissions of $3,018,893 (C$4,074,600), other cash issuance costs of $171,365 (C$231,291) and issued 1,350,000 finders’ warrants with a fair value of $1,415,067 (C$1,909,916). 1,066,500 of the finder’s warrants are exercisable into one common share of the Company at a price of C$3.91 for 27 months from closing; 283,500 of the finder’s warrants are exercisable into one common share of the Company at a price of C$3.25 for 27 months from closing. The value of the finders’ warrants was derived using the Black-Scholes option pricing model as follows:

Weighted Average	Finder’s Warrants
Quantity	1,066,500	283,500
Exercise Price	$3.91	$3.25
Share price	$3.20	$3.20
Discount Rate	4.19%	4.19%
Expected life (years)	2.25	2.25
Volatility	81.81%	81.81%
Fair value of finders’ warrants (CAD per option):	$1.38	$1.54

iii)	6,034,478 common shares were issued on the exercise of warrants, for gross proceeds of $16,995,629.

iv)	575,676 common shares were issued on the exercise of stock options, for gross proceeds of $557,465. In connection with the stock options exercised, the Company reclassified $1,041,239 from contributed surplus to share capital.

v)	In June 2023 the Company filed a Canadian short form base shelf prospectus of $140 million and U.S. registration statement on Form F-10. The Company also filed a prospectus supplement, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $70.0 million. The sale of common shares is to be made through “at-the-market distributions” (“ATM”), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on a U.S. Exchange. At December 31, 2023, 15,690,943 common shares were sold in accordance with the Company’s ATM program for gross proceeds of $49,444,256.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

10.	Share capital (continued)

Stock options

The Company adopted a Stock Option Plan (the “Plan”) under which it is authorized to grant options to Officers, Directors, employees and consultants enabling them to acquire common shares of the Company. The number of shares reserved for issuance under the Plan cannot exceed 10% of the outstanding common shares at the time of the grant. The options can be granted for a maximum of five years and vest as determined by the Board of Directors.

The Company’s stock options outstanding at June 30, 2024 and December 31, 2023, and associated changes, are as follows:

	Period ended June 30, 2024		Year ended December 31, 2023
	Options #	Weighted average exercise price CAD $	Options #	Weighted average exercise price CAD $
Options outstanding, beginning of period/year	8,412,882	2.63	7,235,648	2.52
Granted	2,804,000	5.75	2,670,181	2.85
Exercised	(1,936,867)	1.01	(575,676)	1.31
Forfeited/expired	(159,793)	3.11	(917,271)	3.20
Options outstanding	9,120,222	$3.93	8,412,882	$2.63
Options exercisable	5,273,014	$3.24	5,921,267	$2.39

As at June 30, 2024, stock options outstanding were as follows:

		Options Outstanding June 30, 2024		Options Exercisable June 30, 2024
Option price per share	Options #	Weighted average remaining life (years)	Weighted average exercise price CAD $	Options #	Weighted average exercise price CAD $
$ 0.18 - 1.92	1,120,499	0.13	$0.95	1,120,499	$0.95
$ 2.40 - 3.79	2,666,556	1.08	$2.92	1,537,598	$2.98
$ 4.20 - 5.76	5,333,167	2.19	$5.05	2,614,917	$4.38
	9,120,222	3.40	$3.93	5,273,014	$3.24

During the six months ended June 30, 2024, the Company granted an aggregate of 2,804,000 stock options to Directors, Officers, employees, and an accounting advisory consultant of the Company. A fair value of C$11,054,708 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

10.	Share capital (continued)

During the year ended December 31, 2023, the Company granted an aggregate of 2,670,181 stock options to Directors, Officers, employees, and an accounting advisory consultant of the Company. A fair value of C$5,616,767 was calculated for these options as measured at the grant date using the Black-Scholes option pricing model.

The Company’s standard stock option vesting schedule calls for 25% every six months commencing six months after the grant date.

During the six months ended June 30, 2024, the Company recognized stock option expense of $2,321,950 (six months ended June 30, 2023 - $2,010,139) for the vested portion of the stock options.

The fair value of all compensatory options granted is estimated on the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	June 30, 2024	December 31, 2023
Risk-free interest rate	3.39%	3.34%
Expected life of option	5.0 years	5.0 years
Expected dividend yield	0%	0%
Expected stock price volatility	85.01%	95.43%
Fair value per option	C$3.94	C$2.10

Share purchase warrants

A summary of the status of the Company’s warrants as of June 30, 2024, and December 31, 2023, and changes during the period/year then ended is as follows:

	Period ended June 30, 2024		Year ended December 31, 2023
	Warrants #	Weighted average exercise price CAD $	Warrants #	Weighted average exercise price CAD $
Warrants outstanding, beginning of year	31,461,804	4.04	7,494,506	4.43
Granted	500	3.90	30,013,783	3.80
Exercised	(7,467,735)	4.01	(6,034,479)	3.35
Expired	(2,746,235)	5.95	(12,006)	2.02
Warrants outstanding, end of period/year	21,248,334	3.80	31,461,804	4.04

As of June 30, 2024, share purchase warrants outstanding were as follows:

		Warrants Outstanding June 30, 2024
Warrant price per share	Warrants #	Weighted average remaining life (years)	Weighted average exercise price CAD $
$3.00 - 4.05	21,248,334	1.62	$3.80

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

10.	Share capital (continued)

Convertible promissory note

On February 14, 2023, the Company issued a secured convertible promissory note (the “Note”) in connection with the Alta Mesa acquisition (Note 6) with a principal value of $60,000,000. The note had a two-year term bearing interest at 8% per annum.

During the year ended December 31, 2023, the Company paid $40,000,000 of the principal balance off, reducing the outstanding principal balance at that date to $20,000,000. In February 2024, the balance was converted by issuance of 6,872,143 common shares to the debt holder.

A reconciliation of the convertible debenture components is as follows:

	Liability $	Equity $	Total $
Balance, December 31, 2023	19,239,167	3,813,266	23,052,433
Issuance of promissory note	-	-	-
Accretion expense	65,204	-	65,204
Conversion of promissory note to shares	(19,304,371)	(3,813,266)	(23,117,637)
Accrued interest, not yet paid	-	-	-
Balance, June 30, 2024	-	-	-
Liabilities:
Current portion - convertible debenture (accrued interest)	-	-	-
Long term portion - convertible debenture	-	-	-
Balance, June 30, 2024	-	-	-

11.	Related party transactions and balances

Related parties include key management of the Company and any entities controlled by these individuals as well as other entities providing key management services to the Company. Key management personnel consist of Directors and senior management including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Legal Officer.

The amounts paid to key management or entities providing similar services are as follows:

		June 30, 2024 $	June 30, 2023 $
Consulting	(1)	150,000	75,641
Directors’ fees	(2)	153,000	60,500
Staff costs		919,832	1,961,422
Stock option expense		1,589,276	1,571,089
Total key management compensation		2,812,108	3,668,652

(1)	During the six months ended June 30, 2024, the Company incurred communications & community engagement consulting fees of $150,000 (June 30, 2023 - $75,641) according to a contract with 5 Spot Corporation in 2024 and Tintina Holdings, Ltd., in 2023. In July 2023, the Tintina Holdings, Ltd contract was reassigned to 5 Spot Corporation, a new Company owned by the spouse of the Company’s Executive Chairman.

(2)	Directors’ Fees are included in staff costs on the consolidated statements of loss and comprehensive loss.

During the six months ended June 30, 2024, the Company granted 2,010,000 (June 30, 2023 – 2,075,000) options to key management, with a fair value of $5,519,254 (June 30, 2023 - $3,179,305).

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

11.	Related party transactions and balances (continued)

As of June 30, 2024 and December 31, 2023, the following amounts were owed to related parties:

	June 30, 2024 $	December 31, 2023 $
5-Spot Corporation	28,859	12,000
Hovan Ventures LLC	—	7,000
Officers and Board Members	75,878	2,501,594
Total key management compensation	104,737	2,520,594

12.	Management of capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to support the exploration, evaluation, and development of its mineral properties and to maintain a flexible capital structure that optimizes the cost of capital within a framework of acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, and acquire or dispose of assets.

The Company is dependent on the capital markets as its primary source of operating capital and the Company’s capital resources are largely determined by the strength of the junior resource markets, the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.

The Company considers the components of shareholders’ equity as capital.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2024, and the Company is not subject to any externally imposed capital requirements.

13.	Financial instruments

Financial instruments include cash, receivables and marketable securities and any contract that gives rise to a financial asset to one party and a financial liability or equity instrument to another party. Financial assets and liabilities measured at fair value are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

1.	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

2.	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

3.	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

13.	Financial instruments (continued)

Marketable securities are measured at Level 1 of the fair value hierarchy. The Company classifies these investments as financial assets whose value is derived from quoted prices in active markets and carries them at FVTPL.

The Company classifies its cash, restricted cash and receivables as financial assets measured at amortized cost. Accounts payable, lease liability, uranium loan liability, due to related parties, and convertible promissory note are classified as financial liabilities measured at amortized cost. The carrying amounts of receivables, accounts payable, and amounts due to related parties approximate their fair values due to the short-term nature of the financial instruments. The carrying value of the Company’s convertible promissory note, the uranium loan liability and lease liabilities approximates fair value as they bear a rate of interest commensurate with market rates.

Currency risk

Foreign currency exchange risk is the risk that future cash flows, net income and comprehensive income will fluctuate as a result of changes in foreign exchange rates. As the Company’s operations are conducted internationally, operations and capital activity may be transacted in currencies other than the functional currency of the entity party to the transaction.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by obtaining most of its estimated annual U.S. cash requirements and holding the remaining currency in Canadian dollars. The Company monitors and forecasts the values of net foreign currency cash flow and consolidated statement of financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following table provides an indication of the Company’s foreign currency exposures during the period/year ended June 30, 2024, and December 31, 2023:

	June 30, 2024 C$	December 31, 2023 C$
Cash	9,369,525	5,120,718
Marketable Securities - Current	21,919,231	22,333,093
Accounts payable and accrued liabilities	(212,047)	(351,193)
	31,076,709	27,102,618

A 10% change in Canadian/US foreign exchange rate at period end would have changed the net loss of the Company, assuming that all other variables remained constant, by $2,272,018 for the period ended June 30, 2024 (December 31, 2023 - $2,049,192).

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Credit risk

Credit risk arises from cash held by banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. Some of the Company’s cash is held by a Canadian bank.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

13.	Financial instruments (continued)

Market risk

The Company is exposed to market risk because of the fluctuating value of its marketable securities (Note 4). The Company has no control over these fluctuations and does not hedge its investments. Based on the June 30, 2024 value of marketable securities every 10% change in the share price of these holdings would have impacted loss for the period/year, by approximately $1,610,000 (December 31, 2023 - $1,689,000) before income taxes.

enCore’s sales contracts typically retain exposure to spot pricing while including minimum floor and maximum ceiling prices, some of which are adjusted upwards annually for inflation. Minimum floor prices are set at levels that provide the Company a comfortable margin over its expected costs of operations in Texas while still allowing the Company to participate in anticipated escalations of the price of uranium.

Further, the Company still has a significant amount of projects still in the exploration stage. Fluctuations in commodity prices may influence financial markets and may indirectly affect the Company’s ability to raise capital to fund exploration.

Interest rate risk

Interest rate risk mainly arises from the Company’s cash, which receives interest based on market interest rates. The interest rate risk on cash is not considered significant.

Liquidity risk

The Company is primarily engaged in the acquisition, exploration, and development of uranium resource properties in the United States which is subject to significant inherent risk. Declines in the market prices of uranium and delays in the production, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above have impacted the recoverability of the Company’s mineral properties, mining properties, and plant and equipment, which may result in impairment losses being recorded.

The Company’s current operating budget and future estimated cash flows indicate that the Company will generate positive cash flow in excess of the Company’s cash commitments within the twelve-month period following the date these consolidated financial statements were authorized for issuance.

The Company may be required to raise additional funds from external sources to meet these requirements. There is no assurance that the Company will be able to raise such additional funds on acceptable terms, if at all.

If the Company raises additional funds by issuing securities, existing shareholders may be diluted. If the Company is unable to obtain financing from external sources or issuing securities the Company may have difficulty meeting its payment obligations.

14.	Segmented information

The Company operates in a single segment: the acquisition, exploration, and development of mineral properties in the United States.

enCore Energy Corp. Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2024 and June 30, 2023 (In USD unless otherwise noted)

14.	Segmented information (continued)

The table below provides a breakdown of the Company’s long-term assets by geographic segment:

	South Dakota $	Texas $	New Mexico $	Wyoming $	Other States $	Total $
Intangible assets	-	122,399	216,340	-	174,982	513,721
Property, plant and equipment	208,619	14,761,241	-	-	-	14,969,860
Mineral properties	86,713,367	132,454,909	2,521,503	42,158,462	3,360,897	267,209,138
Mining properties	-	5,301,820	-	-	-	5,301,820
Right-of-use assets	-	443,645	-	-	-	443,645
Balance, December 31, 2023	86,921,986	153,084,014	2,737,843	42,158,462	3,535,879	288,438,184

Intangible assets	-	278,147	215,800	-	-	493,947
Property, plant and equipment	205,565	17,657,445	-	-	-	17,863,010
Mineral properties	87,073,845	121,539,509	2,521,503	42,425,469	3,393,864	256,954,190
Mining properties		27,477,266				27,477,266
Right-of-use assets		407,237				407,237
Balance, June 30, 2024	87,279,410	167,359,604	2,737,303	42,425,469	3,393,864	303,195,650

15.	Supplemental cash flows

The Company incurred non-cash financing and investing activities as follows:

	June 30, 2024 $	December 31, 2023 $
Non-cash financing activities:
Share issue costs on finders’ warrants issued	-	1,415,057
Deferred financing costs remaining in accounts payable and accrued liabilities	-	-
	-	1,415,057
Non-cash investing activities:
Mineral property costs included in accounts payable and accrued liabilities	387,131	327,607
Property, plant, and equipment additions included in accounts payable and accrued liabilities	37,078	187,834
Reclamation settlements remaining in accounts payable	-	9,651
Conversion of convertible note to shares	23,117,637	-
Convertible promissory note issued for asset acquisition (Note 10)	-	60,000,000
Marketable securities received on divestitures	-	9,815,100
	23,541,846	70,340,192

There were no amounts paid for income taxes during the period/year ended June 30, 2024, and December 31, 2023.

16.	Events after the reporting period

There were no reportable events completed subsequent to June 30, 2024